Exhibit 12.1

PARKERVISION, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	For the Nine Months Ended September 30, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003

Pretax loss from continuing operations	$(17,346)	$(18,213)	$(15,816)	$(23,099)	$(22,588)	$(18,635)

Fixed charges:
Estimate of interest portion of rental expense (A)	154	253	218	247	228	199

Total Earnings	(17,192)	(17,960)	(15,598)	(22,852)	(22,360)	(18,436)

Ratio of earnings to fixed charges	(B)	(C)	(D)	(E)	(F)	(G)

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(A)	Estimated as one-third of rental expense.

(B)
Due to the Company’s loss for the nine month period ended September 30, 2008, the ratio coverage was less than 1:1.  The Company must generate additional earnings of $17,346 to achieve a coverage ratio of 1:1.

(C)	Due to the Company’s loss in 2007, the ratio coverage was less than 1:1. The Company must generate additional earnings of $18,213 to achieve a coverage ratio of 1:1.

(D)	Due to the Company’s loss in 2006, the ratio coverage was less than 1:1. The Company must generate additional earnings of $15,816 to achieve a coverage ratio of 1:1.

(E)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,099 to achieve a coverage ratio of 1:1.

(F)	Due to the Company’s loss in 2004, the ratio coverage was less than 1:1. The Company must generate additional earnings of $22,588 to achieve a coverage ratio of 1:1.

(G)	Due to the Company’s loss in 2003, the ratio coverage was less than 1:1. The Company must generate additional earnings of $18,635 to achieve a coverage ratio of 1:1.